UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

THE KEYW HOLDING CORPORATION

(Name of Subject Company)

THE KEYW HOLDING CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

493723100
(CUSIP Number of Class of Securities)

William J. Weber
President and Chief Executive Officer
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076
(443) 733-1600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick S. Green Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Philip Luci Jr. Executive Vice President & General Counsel The KeyW Holding Corporation 7740 Milestone Parkway Suite 400 Hanover, MD 21076 (443) 733-1600	Jonathan F. Wolcott, Esq. Holland & Knight LLP 1650 Tysons Boulevard, Suite 1700 Tysons, VA 22102 (703) 720-8600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The KeyW Holding Corporation (the “Company”) with the Securities and Exchange Commission on May 13, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Atom Acquisition Sub, Inc., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $11.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated May 13, 2019, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time and which together constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on May 13, 2019. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.                   Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by replacing the current disclosure in its entirety with the following paragraph:

“On May 17, 2019 and May 20, 2019, Earl M. Wheby, Jr. and Shiva Stein, respectively, two purported stockholders of the Company, filed putative class action lawsuits in the United States District Court for the District of Maryland respectively captioned Earl M. Wheby Jr., et. al v. The KeyW Holding Corporation, et. al, Case No. 1:19-cv-01459-CCB (the “Wheby Action”) and Shiva Stein, et. al v. The KeyW Holding Corporation, et. al, Case No. 1:19-cv-01472-ELH (the “Stein Action”), and on May 21, 2019, Lawrence Clairmont, a purported stockholder of the Company, filed a putative class action lawsuit in the United States District Court for the Southern District of New York captioned Lawrence Clairmont v. The KeyW Holding Corporation, et. al, Case No. 1:19-cv-04695 (the “Clairmont Action”).  Each of the actions name the Company and the members of its Board of Directors as defendants, and the Wheby Action and Stein Action also name Parent and Purchaser as defendants. Each of the actions allege, among other things, that the Company and the Board of Directors violated Sections 14(e) and 14(d)(4) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the transactions described in the Schedule 14D-9 filed by the Company, and the Wheby Action and Stein Action also allege violations of Section 20(a) of the Exchange Act.  As relief, each of the actions seek, among other things, an injunction against the Transaction, rescissory damages should the Transaction not be enjoined, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KEYW HOLDING CORPORATION

By:	/s/ WILLIAM J. WEBER
	Name:	William J. Weber
	Title:	President and Chief Executive Officer

Dated: May 24, 2019

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